For Immediate Release

AGRICORE UNITED PRODUCES RECORD SECOND QUARTER

Winnipeg, Manitoba (June 7, 2007) – Agricore United (TSX:AU) announced today earnings before interest, taxes, depreciation and amortization ("EBITDA") of $45.5 million for the six months ending April 30, 2007. The $30.8 million increase over the same period last year is attributable to significantly improved segment operating results and tightly controlled operating, general and administrative (OG&A) expenses.

"Second quarter results are usually a sign of things to come in the year, and these results show the true momentum in Agricore United's operations," says Brian Hayward, Chief Executive Officer. "Not only have we seen a strong recovery in sales of crop inputs, we are also seeing year-to-year improvements in grain shipments."

Grain shipments for the six months increased by 121,000 tonnes to 5.5 million tonnes, an increase of just over two percent. Agricore United's ratio of industry grain shipments for the trailing twelve months ended April 30, 2007, increased to 34.6 percent, compared to a 33.6 percent market share reported for its fiscal year ended October 31, 2006. Meanwhile, grain handling expenses for the current fiscal year to date decreased by $6.7 million (or 8.9 percent) as the result of continuing improvements in operating efficiencies. With the higher volumes, margins and reduced expenses, EBITDA in the grain segment was a record $32.8 million for the quarter, contributing to EBITDA for the fiscal year to date of $55.7 million, or almost 40 percent more than the same period last year.

Crop Production Services ("CPS") sales have also seen a strong recovery in the second quarter of 2007, with EBITDA of $10.2 million for the quarter ending April 30, 2007, $14.2 million higher than the loss of $4 million reported in the same quarter last year. Increased sales activity in all product lines including seed, crop nutrition and crop protection products resulted in gross profit and revenue from services of $35.1 million for the quarter and $44.0 million for the first six months of 2007. The reported $16.4 million increase in gross profit and revenue from services for the six month period is primarily attributable to higher fertilizer volumes and margins in 2007 compared to the same period in 2006 as a result of heightened demand and improved commodity prices in the market this year.

Record earnings continued in Agricore United's Livestock Services segment, with feed volumes increasing by 293,000 tonnes to 813,000 tonnes during the six months ending April 30, 2007. Gross profit and net revenue in this segment increased to $20.4 million for the quarter, contributing to the total of $41.2 million reported for the first six months of 2007. The increase in gross profit is due mainly to the acquisition of Hi-Pro Feeds ("Hi-Pro") which closed in August of 2006. After the additional OG&A expenses associated with Hi-Pro, the company reported a 48 percent increase in EBITDA to a record $15.4 million for the six month period ending April 30, 2007.

Legal, financial and other advisory costs associated with the response to the Saskatchewan Wheat Pool ("SWP") bid and related negotiations with James Richardson International Limited were $5.4 million for the current quarter, with total costs for the six month period ending April 30, 2007 at $8.2 million. On May 29, 2007, SWP announced it had taken up more than 75 percent of the issued and outstanding Limited Voting Common Shares of Agricore United.

"It was a long process to get to the end of the takeover bid, but we are now ready to move to the next phase of integrating SWP and Agricore United," says Hayward. "A good deal of planning has gone into the integration to date, and the level of cooperation among employees in both organizations has been commendable."

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United

States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

– 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:

Lori Robidoux
Vice President
Corporate Finance and Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com

2007 Q2 Highlights

- **Record EBITDA** – Earnings before interest, taxes, depreciation and amortization ("EBITDA") of $45.5 million for the six months ending April 30, 2007 increased by more than three times compared to the $14.7 million reported in 2006 due to significantly improved segment operating results and tightly controlled Operating, General & Administrative ("OG&A") expenses. For the trailing twelve month period ended April 30, 2007, the Company reported record EBITDA of $171.4 million, excluding the full impact of the recovery of crop nutrition sales and margins not expected until the third quarter of 2007.

- **Improved Net Seasonal Operating Loss and Cash Flow Provided by Operations** – The net loss of $12.9 million ($0.24 basic and diluted loss per share) for the six months ended April 30, 2007 improved by $15.8 million over the $28.6 million loss ($0.64 basic and diluted loss per share) for the same period last year, due largely to record levels of EBITDA, offset by takeover response costs and lower tax recoveries. Similarly, cash flow provided by operations of $11.3 million ($0.20 cash flow provided by operations per share) for the six months ended April 30, 2007 improved by $25.6 million over the cash flow used in operations of $14.3 million ($0.33 cash flow used in operations per share) for the same period in 2006.

- **Higher Grain Shipments & Margins** – The Company's grain shipments for the six months ended April 30, 2007 increased by 121,000 tonnes (or 2.2%) compared to the same period last year, despite challenges experienced with frequent rail disruption in the most recent quarter. The Company's average grain margin per tonne increased to $24.55 for the most recent quarter compared to $22.79 in the second quarter of last year, mainly the result of improved logistics and efficiencies captured with the steady supply and movement of grain.

- **Strong Recovery of Crop Input Sales and Margins** – Crop Production Services ("CPS") sales for the six months ended April 30, 2007 were $184.0 million compared to $142.8 million reported in the same period of the prior year, with sales increases reported among all product groups. Aggregate margins for CPS for the most recent quarter of 2007 also improved, increasing to 26.7% compared to 21.0% for the same period last year, due mainly to the strong recovery of crop nutrition margins reported in the quarter.

- **Higher Feed Tonne Volumes and Gross Profit** – Feed sales increased by 293,000 tonnes (or 56.3%) for the six months ended April 30, 2007 due to the Company's acquisition of Hi-Pro Feeds ("Hi-Pro"). Average feed margins of $44.14 per tonne for the six month period ended April 30, 2007 improved by $0.53 per tonne and, combined with higher volumes, contributed to the $13.0 million improvement in gross profit.

- **Takeover Costs** – Takeover bid response costs of $5.4 million were recognized in the current quarter and total costs for the six month period ended April 30, 2007 were $8.2 million. These costs represent legal, financial and other advisory costs associated with the takeover bid by Saskatchewan Wheat Pool Inc. ("SWP") and related negotiations with James Richardson International Limited ("JRI").

- **Trailing Twelve Month Cash Flow Exceeds Capital Spending, Investments and Principal and Dividend Repayments** – Cash flow provided by operations of $110.0 million for the twelve months ended April 30, 2007 exceeded the $26.6 million invested in net capital expenditures, investments and other assets (excluding acquisition expenditures of $53.0 million) by $83.4 million. Scheduled principal repayments on long-term debt and shareholder dividends totaled $39.2 million over the same trailing twelve month period.

- **Acquisition by Saskatchewan Wheat Pool Inc.** – On May 29, 2007, SWP announced that it had taken up more than 75% of the issued and outstanding Limited Voting Common Shares of the Company. It is anticipated that the Company will be continued under the Canada Business Corporations Act on June 13, 2007 and that the remaining shares will be acquired pursuant to a Plan of Arrangement on or about June 15, 2007. Following the completion of this transaction, Agricore United shares will be de-listed from the Toronto Stock Exchange.

TABLE OF CONTENTS

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") as at June 7, 2007 is based on the accompanying financial information that has been prepared using Canadian generally accepted accounting principles ("GAAP"). All amounts are reported in Canadian dollars unless specifically stated to the contrary. Unless otherwise indicated, a reference to a year relates to the Company's fiscal year ended October 31.

The accompanying MD&A should be read in conjunction with the Company's MD&A included on pages 6 to 29 of its 2006 Annual Report. Additional information relating to the Company, including the Company's 2006 Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

Forward-Looking Information

Certain statements in this report may contain forward-looking information. Such statements include, but are not limited to, statements that address the results, events or activities that the Company expects or anticipates will or may occur in the future, including statements in respect of the growth of the business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates, and expectations regarding future capital resources and liquidity. Such statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and can generally be identified by the use of statements that include words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will", "may", "could", "should", "would", "suspect", "outlook", "estimate", "forecast", "objective", "continue" (or the negative thereof) or similar words or phrases.

All of the statements in the MD&A which contain forward-looking information are qualified by these cautionary statements and the other cautionary statements and factors contained herein. Although the Company believes that the expectations reflected in such statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making such statements and actual results, events or activities may differ materially from those expressed or implied in such statements. In addition to other assumptions specifically identified, assumptions have been made that include, but are not limited to, the economic, regulatory, political and competitive environment in Canada and abroad, weather conditions, the level and nature of ongoing railway incentives and the capacity of the railways to provide for timely delivery to port, the continued support of the Company's insurance providers, western Canadian crop production and quality, agricultural commodity prices and markets, natural gas prices, demand and pricing for Crop Production Services ("CPS") products, the availability of feed ingredients for livestock and poultry producers, the cyclicality of hog prices and the general financial condition of the Company's producer and end-use customers. Additional assumptions applied in making these statements may also be made in respect of the specific variables associated with our Key Performance Drivers, as outlined in our 2006 Annual Report, in the section entitled "Business Segment Performance".

Important factors that could cause actual results, events or activities to differ materially from these expectations include, among other things: the risks and uncertainties associated with weather conditions, agricultural commodity prices, financial leverage, additional funding requirements, international trade and political uncertainty, competition, domestic regulation, environmental risks, food safety, diseases and other livestock industry risks, acceptance of genetically modified products, labour disruptions, dependence on key personnel, technological advances, credit risk, foreign exchange risk, competition matters relating to the merger of United Grain Growers Limited ("UGG") and Agricore Cooperative Ltd. ("Agricore"), the provisions of the United Grain Growers Act and changes to the anticipated closing of the acquisition transaction by SWP. Additional information about these factors and about material factors or assumptions underlying such statements may be found in the body of this document as well as in the Company's 2006 AIF, the MD&A included on pages 6 to 29 of its 2006 Annual Report and in the Directors' Circular dated December 12, 2006, the Notice of Change to Directors' Circular dated February 8, 2007, the Notice of Change to Directors' Circular dated May 2, 2007 and the Notice of Change to Directors' Circular dated May 16, 2007. These are not necessarily all of the important factors that could cause actual results, events or activities to differ materially from those expressed in any of the Company's statements which contain forward-looking information. Other known and unpredictable factors could also impact its results. Consequently, there can be no assurance that the actual results, events or activities anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.

All statements made in this report which contain forward-looking information are made as of the date of this document. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise such statements, whether as a result of new information, future events or otherwise.

1. Overview of the Company

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United leverages its technology, facilities, services and logistics expertise to connect agricultural customers to domestic and international end-use customers and suppliers.

Created on November 1, 2001 by the merger of Agricore Cooperative Ltd. and United Grain Growers Limited, the Company's oldest predecessor company was originally incorporated on July 20, 1906. The Company's operations are diversified into grain handling, sales of crop inputs and services, livestock production services and financial markets. Additional information about the segments of the Company, including information on Key Performance Drivers in each segment can be found in the Company's MD&A on pages 6 to 29 of the 2006 Annual Report.

Agricore United's Limited Voting Common Shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

2. Business Segment Performance

2.1 Grain Handling

The Canadian Grain Commission ("CGC") reported industry shipments of the six major grains (wheat, barley, oats, canola, flax and peas) for the six months ended April 30, 2007 of 15.9 million tonnes, a modest decrease of 263,000 tonnes (or 1.6 %) over the same period last year.

The Company's total grain shipments of 5.5 million tonnes for the first six months of 2007 were 121,000 tonnes (2.2%) higher than the same period of the prior year, due mainly to higher shipments in the first quarter of the year. The ratio of the Company to industry grain shipments for the trailing twelve month period ended April 30, 2007 increased to 34.6%, compared to the 33.6% market share reported for the fiscal year ended October 31, 2006, primarily due to a more normal distribution of production among the three prairie provinces in 2006. The Company's ratio of Canadian Wheat Board ("CWB") shipments to total shipments declined to 49.8% in the first six months of 2007 compared to 50.3% for the same six months last year as the Company increased its shipments of non-CWB grains.

Industry port terminal handling receipts declined by 1.2 million tonnes (13.8%) to 7.5 million tonnes for the six months ended April 30, 2007. Lower industry shipments at the West Coast terminals represented about 1.0 million tonnes of this decrease, most of which was experienced in the second quarter as a result of the CN Rail strike and other rail disruptions experienced by the industry during the period. However, the Company's port terminal receipts as a proportion of industry port terminal receipts improved in the second quarter of 2007, from 36.5% in 2006 to 40.2% despite the conditions experienced in the industry. Overall, the Company's port terminal receipts for the six months ended April 30, 2007 decreased by 584,000 tonnes, largely the result of the Company's reduced CWB grain handle, coupled with a decline in third-party CWB grain handle. Consequently, the Company's ratio of port terminal grain handle to shipments for the latest six month period also decreased to 50.4% from 62.4% for the same period of 2006.

Commodity margins per tonne for the six months ended April 30, 2007 increased by $1.18 per tonne (or 5.5%), which includes $0.42 per tonne for accrued earnings attributable to higher earnings in Prince Rupert Grain Terminal. The balance of the increase in margins was largely attributable to improved margins as a result of improved logistics and positioning by merchants, steady demand and movement of crops and a good quality crop in 2006.

Grain Handling *For the periods ending April 30* *(in thousands - except percentages, margins & turns)* *(Unaudited)*	*Second Quarter* 2007	2006	*Better (Worse)*	*Six Months* 2007	2006	*Better (Worse)*
Gross profit and net revenue from services	$ 65,866	$ 61,111	7 8%	$ 124,602	$ 115,493	7 9%
Operating, general and administrative expenses	(33,110)	(36,638)	9 6%	(68,922)	(75,651)	8 9%
EBITDA	32,756	24,473	33 8%	55,680	39,842	39 8%
Depreciation and amortization	(6,793)	(6,711)	(1 2%)	(13,599)	(13,444)	(1 2%)
EBIT	$ 25,963	$ 17,762	46 2%	$ 42,081	$ 26,398	59 4%
Operating Highlights						
Industry shipments - six major grains *(tonnes)*	7,176	8,293	(13 5%)	15,902	16,165	(1 6%)
Grain shipments - country elevators *(tonnes)*	2,683	2,682	- %	5,506	5,385	2 2%
Industry terminal handle - six major grains *(tonnes)*	3,158	4,378	(27 9%)	7,488	8,683	(13 8%)
Terminal handle *(tonnes)* *	1,271	1,596	(20 4%)	2,775	3,359	(17 4%)
% Terminal handle to grain shipments	47.4%	59.5%	(12 1 pt)	50.4%	62.4%	(12 0 pt)
Market share *(%)*	37.4%	32.3%	5 1 pt	34.6%	33.3%	1 3 pt
Margin *($ per grain tonne shipped)*	$ 24.55	$ 22.79	7 7%	$ 22.63	$ 21.45	5 5%
Licenced storage capacity *(tonnes)* **						
- Industry	5,177	5,207	(0 6%)	5,177	5,207	(0 6%)
- Company	1,258	1,264	(0 5%)	1,258	1,264	(0 5%)
Inventory turns (shipments divided by capacity)						
- Industry	5.54 x	6.37 x	(0 83 pt)	6.14 x	6.21 x	(0 07 pt)
- Company	8.53 x	8.49 x	0 04 pt	8.75 x	8.52 x	0 23 pt

* *Company terminal handle (or receipts) excludes grain handled through the Prince Rupert Grain Terminal, in which it has an interest.*

** *Based on licenced storage reported at April 28, 2006 and March 30, 2007 by the Canadian Grain Commission.*

The Company's inventory turn factor, a measure of efficient use of storage capacity, increased to 8.75 times for the six months ended April 30, 2007, compared to 8.52 times for the same period last year and represents a turn factor that is about 43% higher than the industry as a whole. Inventory turn factors of non-CWB grains continue to exceed those of CWB grains.

Grain Handling OG&A expenses decreased $6.7 million or 8.9% for the latest six months compared to the same period of the prior year, despite a 2.2% increase in grain shipments and a 7.9% increase in gross profit this fiscal year to date. Current quarter reductions included $2.9 million in lower risk and insurance costs (with a portion being allocated to the corporate segment in the current fiscal year), $2.3 million in lower utilities expenses (primarily associated with lower natural gas costs and less grain drying activity), $1.4 million in lower selling expenses (now being allocated to gross margin), $767,000 in lower provincial capital tax costs, $602,000 in lower employee benefit costs, $424,000 in lower vehicle expenses and $407,000 in lower property taxes, offset by $780,000 in additional repair and maintenance costs, $768,000 in cancelled contract costs, and $462,000 in additional bad debts and collection costs.

2.2 Crop Production Services

Due to the seasonal nature of the growing season in western Canada, crop input sales in the first six months of the Company's fiscal year typically represent about 10% to 25% of the annual sales of crop inputs, compared with an average of 70% to 75% of annual sales recorded in the Company's third quarter. Nonetheless, sales for the first six months of 2007 improved by $41.3 million (28.9 %) over the same period of the prior year, with improved sales in all product lines augmented by a particularly strong recovery in crop nutrition sales which improved by over 59% in the most recent quarter. The increase in crop nutrition sales for fiscal 2007 follows a reduction in the application of fertilizer in the 2006 spring season and strong production yields in 2006 which established a need to replenish soil nutrients, and reflects accelerated timing of current period sales as producers sought to secure supplies in a tight market.

Crop Production Services *For the periods ending April 30* *(in thousands - except percentages)* *(Unaudited)*	*Second Quarter* 2007	2006	Better (Worse)	*Six Months* 2007	2006	Better (Worse)
Gross profit and net revenue from services	$ 35,083	$ 19,260	82.2%	$ 43,978	$ 27,560	59.6%
Operating, general and administrative expenses	(24,897)	(23,266)	(7.0%)	(47,413)	(47,306)	(0.2%)
EBITDA	10,186	(4,006)	354.3%	(3,435)	(19,746)	82.6%
Depreciation and amortization	(4,275)	(4,769)	10.4%	(8,657)	(9,574)	9.6%
EBIT	$ 5,911	$ (8,775)	167.4%	$ (12,092)	$ (29,320)	58.8%
Operating Highlights						
Seed, Crop Nutrition, Crop Protection, Other Sales	$ 131,444	$ 91,701	43.3%	$ 184,040	$ 142,784	28.9%
Seed	$ 37,017	$ 29,651	24.8%	$ 37,297	$ 30,351	22.9%
Crop Nutrition	$ 77,336	$ 48,600	59.1%	$ 128,467	$ 98,243	30.8%
Crop Protection	$ 16,960	$ 13,422	26.4%	$ 18,065	$ 14,070	28.4%
Margin *(% of Sales)*	26.7%	21.0%	5.7 pt	23.9%	19.3%	4.6 pt

The Company does not record sales until products are delivered or services are rendered to customers. Accordingly, the Company's deferred sales revenue (prepaid sales not yet delivered) increased by almost 79% to $137.0 million at April 30, 2007, compared to $76.6 million at the same time last year. In accordance with Canadian GAAP, the Company also defers the recognition of gross profit from inter-company sales until product is sold to a third party. Deferred inter-company profits from Western Cooperative Fertilizers Ltd. ("Westco") at April 30, 2007 were $13.3 million (2006 - $11.4 million). Deferred inter-company profit is typically lower at the end of July as seasonal sales are largely complete by that date.

Increased sales activity along all product lines contributed to an increase in gross profit and revenue from services of $15.8 million for the quarter and $16.4 million for the first six months of 2007. Other factors contributing to the increase in gross profit for the first six months of 2007 included:

- A $4.3 million improvement in fertilizer margins attributable to the Company's proportionate share in Westco. EBITDA from the Company's investment in Westco for the first six months of 2007 was $8.7 million (2006 - $3.9 million), which represents the Company's proportionate entitlement to about 60% of the total EBITDA of Westco for the fiscal period to date;
- A $7.7 million increase in gross profit due to higher fertilizer volumes and retail margins in the current fiscal year to date. This increase reflects a significant recovery over the prior year results which were affected by reduced demand (as a result of higher input costs in 2006) and the compressed margins reported through the first and second quarter of 2006, a result of the inventory depreciation that was experienced that period;
- A $1.0 million improvement in gross profit attributed to higher seed sales (due to the accelerated timing of the spring seeding season in the current fiscal period), offset in part by lower margins on seed products due to competitive pressures on canola pricing and a change in mix of seed products;
- A $1.8 million increase in gross profit attributable to higher third party commissions, lower provisions for inventory writedowns and lower sales program costs, offset in part by higher credit card commissions resulting from the increased sales activity; and
- An increase in seed processing revenue and co-promotional funding from suppliers in the first half of 2007.

Crop Production Services OG&A expenses increased by $107,000 for the six months ended April 30, 2007, which includes $306,000 in higher seed treatment costs and $234,000 in additional seed development costs, offset by $264,000 in lower advertising, marketing and promotion costs and $158,000 in lower net payroll costs attributable in part to fewer equivalent full time ("EFT") staff[1] in the current period.

[1] *Where applicable, "EFT" staff will include staff related to the Company's wholly-owned subsidiaries and joint venture in Cascadia Terminal.*

2.3 *Livestock Services*

The profitability of feed manufacturing is more closely correlated to the volume of feed tonnes sold than to gross sales revenue since feed prices tend to fluctuate in response to the cost of ingredients. Feed sales of $209.6 million ($258 per tonne) for the six months ended April 30, 2007 increased by $96.2 million (84.8%) from sales of $113.4 million ($218 per tonne) for the same period last year. The substantive increase in feed volumes is due to an additional 320,000 tonnes of feed sales associated with the Company's acquisition of Hi-Pro, which closed on August 14, 2006, offset in part by a decline in feed volumes attributed to the divestiture of the Company's feed mill in Armstrong, B.C. in March 2006. Hi-Pro is expected to add approximately 600,000 tonnes of processed feed and ingredient sales to the existing Livestock Services segment on an annualized basis.

The profitability from hog sales and the Company's equity investment in The Puratone Corporation follows the underlying movement in hog prices which are trending lower compared to the prior year.

Livestock Services *For the periods ending April 30* *(in thousands - except percentages and margins)* *(Unaudited)*	*Second Quarter* 2007	2006	*Better (Worse)*	*Six Months* 2007	2006	*Better (Worse)*
Gross profit and net revenue from services	$ 20,435	$ 13,748	48.6%	$ 41,261	$ 28,240	46.1%
Operating, general and administrative expenses	(12,551)	(8,683)	(44.5%)	(25,865)	(17,839)	(45.0%)
EBITDA	7,884	5,065	55.7%	15,396	10,401	48.0%
Depreciation and amortization	(1,673)	(968)	(72.8%)	(3,343)	(1,956)	(70.9%)
EBIT	$ 6,211	$ 4,097	51.6%	$ 12,053	$ 8,445	42.7%
Operating Highlights						
Feed sales *(tonnes)*	385	246	56.5%	813	520	56.3%
Non-feed sales and revenue from services	$ 19,000	$ 18,033	5.4%	$ 38,491	$ 35,179	9.4%
Feed margin *($ per feed tonne sold)*	$ 45.46	$ 42.85	6.1%	$ 44.14	$ 43.61	1.2%
Non-feed gross profit & net revenue from services	$ 2,931	$ 3,206	(8.6%)	$ 5,377	$ 5,565	(3.4%)

Gross profit on feed for the six months ended April 30, 2007 increased by $13.2 million (58.2%) over the same period of the prior year as a result of increased tonnes sold, together with a moderate improvement in feed margins over the same period. Hi-Pro contributed $14.3 million to the gross profit of the livestock segment, or $44.62 per tonne based on 320,000 incremental tonnes of feed sales. This was offset, in part, by lower gross profit and margins in the Canadian market, due to the divestiture of the mill in Armstrong, B.C. in March 2006, and heightened pricing pressures in the B.C. market in the current fiscal period to date.

Non-feed gross profit for the six months ended April 30, 2007 declined by $188,000 compared to the prior period last year. However, after excluding the one-time recovery of $964,000 related to the settlement of a class action lawsuit reported in the second quarter of 2006, non-feed gross profit actually improved by $776,000 in the current fiscal period. This improvement was the result of higher freight and other revenue which more than offset lower hog margins in the six month period.

Livestock Services OG&A expenses increased by $8.0 million (or 45.0%) to $25.9 million for the six months ended April 30, 2007, due mainly to additional payroll expenses of $4.4 million and other OG&A expenses of $3.8 million attributable to the Hi-Pro acquisition.

2.4 *Financial Markets*

Financial Markets *For the periods ending April 30* *(in thousands - except percentages)* *(Unaudited)*	*Second Quarter* 2007	2006	*Better (Worse)*	*Six Months* 2007	2006	*Better (Worse)*
Gross profit and net revenue from services	$ 1,309	$ 1,562	(16.2%)	$ 3,809	$ 3,988	(4.5%)
Operating, general and administrative expenses	(166)	137	(221.2%)	(1,300)	(1,388)	6.3%
EBITDA	1,143	1,699	(32.7%)	2,509	2,600	(3.5%)
Depreciation and amortization	(186)	(74)	(151.4%)	(352)	(166)	(112.0%)
EBIT	$ 957	$ 1,625	(41.1%)	$ 2,157	$ 2,434	(11.4%)

Financial Markets gross profit and net revenue decreased by $179,000 in the six months ended April 30, 2007 compared to the same period last year. The decline in gross profit is primarily due to lower revenue on credit advanced through Agricore United Financial and Unifeed Financial as producers settled accounts earlier than in the prior year. This was offset, in part, by a $219,000 improvement in gross profit for the six month period associated with the Company's *PRISM™* program introduced in the spring of 2006. The *PRISM™* program offers producers a bundled product offering, together with a risk management component that mitigates the financial impact of the customer's potential yield losses.

The decrease of $88,000 in OG&A expenses for the six months ended April 30, 2007 is due mainly to lower bad debt expenses, lower property rental costs and a recovery of provincial capital taxes in the current fiscal period. In the most recent quarter, a $350,000 increase in consulting costs contributed to the higher OG&A expenses.

2.5 *Corporate Expenses*

Corporate Expenses *For the periods ending April 30* *(in thousands - except percentages)* *(Unaudited)*	*Second Quarter* 2007	2006	*Better (Worse)*	*Six Months* 2007	2006	*Better (Worse)*
Operating, general and administrative expenses	$ (14,855)	$ (9,704)	(53.1%)	$ (24,687)	$ (18,438)	(33.9%)
Depreciation and amortization	(1,016)	(1,394)	27.1%	(2,009)	(2,918)	31.2%
EBIT	$ (15,871)	$ (11,098)	(43.0%)	$ (26,696)	$ (21,356)	(25.0%)

The $6.2 million increase in Corporate OG&A expenses for the first six months of 2007 includes $1.6 million in additional risk and insurance costs (due to a change in costs allocated from the grain segment compared to the prior year), $4.2 million in additional payroll and benefit costs, of which $2.6 million related to the impact of the Company's improved stock price on its Restricted Stock Unit Plan and annual incentive payment plans (described in the Company's 2005 Management Proxy Circular) and $326,000 in additional directors' fees and shareholder services.

3. Consolidated Financial Results

Selected Consolidated Financial Information *For the periods ending April 30* *(in thousands - except percentages,per share amounts and EFT numbers)* *(Unaudited)*	*Second Quarter* 2007	2006	*Better (Worse)*	*Six Months* 2007	2006	*Better (Worse)*
Gross profit and net revenue from services	$ 122,693	$ 95,681	28 2%	$ 213,650	$ 175,281	21 9%
Operating, general and administrative expenses	(85,579)	(78,154)	(9 5%)	(168,187)	(160,622)	(4 7%)
EBITDA	37,114	17,527	111 8%	45,463	14,659	210 1%
Depreciation and amortization	(13,943)	(13,916)	(0 2%)	(27,960)	(28,058)	0 3%
EBIT	23,171	3,611	541 7%	17,503	(13,399)	230 6%
Takeover bid response costs (Note 12)	(5,399)	-	- %	(8,224)	-	- %
Gain (loss) on disposal of assets	(1,932)	460	(520 0%)	(1,428)	18	(8033 3%)
Interest and securitization expenses	(11,752)	(14,528)	19 1%	(26,315)	(27,815)	5 4%
	4,088	(10,457)	139 1%	(18,464)	(41,196)	55 2%
Recovery of (provision for) income taxes						
Current portion	(490)	(782)	37 3%	(1,654)	(1,257)	(31 6%)
Future portion	(1,538)	3,222	(147 7%)	7,262	13,838	(47 5%)
Net earnings (loss) for the period	$ 2,060	$ (8,017)	125 7%	$ (12,856)	$ (28,615)	55 1%
Earnings per share						
- basic	$ 0.03	$ (0.18)	116 7%	$ (0.24)	$ (0.64)	62 5%
- diluted	$ 0.03	$ (0.18)	116 7%	$ (0.24)	$ (0.64)	62 5%
Equivalent Full Time Staff ("EFT")						
- for the trailing twelve month period ended April 30	2,749	2,719	(1 1%)	2,749	2,719	(1 1%)

3.1 Gross Profit and Net Revenue from Services, EBITDA and EBIT

The Company's gross profit and net revenue from services for the six months ended April 30, 2007 increased by $38.4 million over the same period last year, with a $9.1 million increase in grain handling gross profit from higher grain shipments and margins, complemented by gross profit improvements in crop production services and livestock services of $16.4 million and $13.0 million respectively. These factors are discussed in greater detail under "2. Business Segment Performance" above.

OG&A expenses for the six months ended April 30, 2007 increased by $7.6 million (or 4.7%) compared to the same period last year. Total payroll expenses increased by $7.5 million for the six month period in 2007, due to increases in the weighted average EFT staff and payroll attributable to the additional Hi-Pro employees during the period and the additional accruals related to the Company's Restricted Stock Unit and annual incentive payment plans. Other OG&A costs increased by only $72,000 for the six months ended April 30, 2007, with lower risk and insurance, provincial capital taxes, vehicle and utilities costs (associated with lower natural gas costs and reduced grain drying activity) offsetting other additional OG&A costs attributable to Hi-Pro.

Takeover bid response costs of $8.2 million in the current fiscal year relate to financial, legal and shareholder communication costs associated with the Company's response to the takeover proposal initiated by SWP on November 7, 2006 and related negotiations with JRI. These costs have been excluded from EBITDA as they represent costs which are not considered to be in the ordinary course of business. (See "Use of Non-GAAP Terms", below).

Depreciation and amortization expenses decreased $98,000 for the six months ended April 30, 2007 compared to the same six months last year, despite additional depreciation and amortization attributable to Hi-Pro of $1.5 million for the period. Additionally, in the first six months of the prior year, the Company recorded $1.5 million for the amortization of deferred financing costs. However, with the implementation of the new accounting policy in respect of financial instruments (see 4.2.1. "Financial Instruments" below), transaction costs associated with the acquisition, issue or disposal of a financial asset or financial liability are

reported as an adjustment to the carrying amount of the underlying instrument. As such, these costs are now amortized over the instrument's remaining expected useful life using the effective interest rate method and are included as interest and securitization expenses on the income statement (see 3.3 "Interest and Securitization Expenses", below).

The amortization and depreciation of assets continues to exceed the level of sustaining capital expenditures (estimated at $35 million to $40 million annually).

3.2 Gain (Loss) on Disposal of Assets

The loss of $1.4 million on the disposal of assets for the six months ended April 30, 2007 includes an accrual in the second quarter of 2007 of $1.6 million, representing the estimated impairment loss on the Company's pending disposition of its Vancouver port terminal which is expected to close on or about June 30, 2007. The remaining gain on disposal of assets is comprised of gains on assets in the normal course of business. Proceeds from the disposition of such capital assets were $1.5 million (2006 - $2.7 million).

3.3 Interest and Securitization Expenses

Interest and Securitization Expenses *For the periods ending April 30* *(in thousands - except percentages)* *(Unaudited)*	*Second Quarter* 2007	2006	*Better (Worse)*	*Six Months* 2007	2006	*Better (Worse)*
Interest on:						
Convertible debentures	$ -	$ (2,362)	*100.0%*	$ (1,588)	$ (4,725)	*66.4%*
Long-term debt	(6,827)	(6,834)	*0.1%*	(14,038)	(14,162)	*0.9%*
Short-term debt	(4,769)	(5,404)	*11.8%*	(9,600)	(9,333)	*(2.9%)*
Securitization expenses	(859)	(567)	*(51.5%)*	(1,540)	(1,014)	*(51.9%)*
CWB carrying charge recovery	866	639	*35.5%*	1,468	1,419	*3.5%*
Non-cash interest expense (Note 10)	(163)	-		(1,017)	-	
	$ (11,752)	$ (14,528)	*19.1%*	$ (26,315)	$ (27,815)	*5.4%*

Long-term interest costs decreased modestly during the six months ended April 30, 2007 compared to the same period the prior year as a result of net scheduled long-term debt repayments of $32.0 million over the past twelve months and lower interest costs associated with the Company's long-term debt refinancing in September 2006.

Short-term interest costs increased $267,000 for the six months ended April 30, 2007. An 84 basis point (or 0.84%) increase in the average underlying prime rate during the six month period compared to the same period last year, offset by a $39.2 million reduction in average short-term bank debt, accounted for the increase in short-term interest costs. The decrease in average short-term debt is primarily attributable to higher operating cash flow, lower principal repayments serviced from short-term debt and an increase in the proportion of long-term debt, offset by an increase in average non-cash working capital (See "5.1.2 Non-cash Working Capital", page 14). In the most recent quarter, the $635,000 reduction in short term interest expense also reflects reduced borrowing rates which took effect during the quarter. Capitalized interest related to capital expenditures decreased by $135,000 to $76,000 for the six month period, which reflects the reduction in the number of large capital projects undertaken this quarter.

Securitization costs relate to the Company's agreement with an independent trust whereby the Company can sell an undivided co-ownership interest in its rights to producer advances made on behalf of the CWB. Higher commodity values and the increase in the average underlying prime rate, offset in part by lower securitization activity associated with reduced CWB receipts in the current quarter, accounted for the increase in securitization expenses for the six months ended April 30, 2007. Year-to-date recoveries of CWB carrying charges in the first six months of fiscal 2007 were comparable to the prior year.

Included in interest costs for the six months ended April 30, 2007 is $1.0 million of non-cash interest expense associated with the implementation of the new accounting policy adopted in the first quarter with respect to Financial Instruments (see 4.2.1 "Financial Instruments", page 12). These costs represent the effect of adopting the effective interest method for financial instruments as described in note 10 of the interim financial statements for the period ending April 30, 2007 and include the amortization of transaction costs which had previously been deferred and amortized as part of depreciation and amortization expenses (see 3.1 "Gross Profit and Net Revenue from Services, EBITDA and EBIT", page 9).

3.4 Income Taxes

The Company's effective tax rate for the six months ended April 30, 2007 was 30.4% (2006 – 30.5%). Current income tax expense of $1.7 million increased by $397,000 for the six month period mainly due to higher taxes in subsidiary operations and was offset in part by the elimination of the Large Corporation Capital Tax ("LCCT") which had been previously been accrued in the first quarter of 2006.

As at April 30, 2007, the Company had loss carry-forwards of $339 million (2006 - $371 million) available to reduce income taxes otherwise payable in future years, with $41 million (2006 - $127 million) expiring between October 2008 and 2027. Losses subject to expiry represent the net losses of the Company, excluding discretionary deductions such as capital cost allowance. The reduction of $86 million from the same quarter in 2006 reflects the estimated taxable income (exclusive of discretionary deductions) for the trailing twelve month period that will be applied to reduce these losses.

A future tax asset of $110.3 million has been recorded in respect of the Company's unutilized losses, which includes $20.3 million classified as a short-term future tax asset. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. In making its assessment, management of the Company considered, among other things, historical and projected future earnings (see "Forward-Looking Information" above). Accordingly, the Company has not recorded a valuation allowance related to these assets. If the Company's projected future earnings do not materialize to the extent required to permit the full realization of these loss carry-forwards, the Company would record an appropriate valuation allowance in the period when such a determination is made. This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

3.5 Loss for the Period

The loss of $12.9 million ($0.24 basic and diluted loss per share) for the six month period ended April 30, 2007 was $15.8 million better than the loss of $28.6 million ($0.64 basic and diluted loss per share) for the same period in 2006. Per share calculations for the respective periods reduced income by the *pro rata* cost of the $1.1 million annual preferred share dividend.

3.6 Selected Quarterly Financial Information

Selected Quarterly Financial Information *For the quarters ended* *($millions - except per share amounts)* *(Unaudited)*	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3
Sales and revenue from services	$ 814.6	$ 709.7	$ 706.8	$ 1,177.5	$ 569.8	$ 544.4	$ 565.9	$ 1,021.3
Net income (loss) from continuing operations [1]	$ 2.1	$ (14.9)	$ (6.8)	$ 56.0	$ (8.0)	$ (20.6)	$ (13.0)	$ 48.3
Earnings (loss) from continuing operations per share [1]								
- basic	$ 0.03	$ (0.30)	$ (0.16)	$ 1.23	$ (0.18)	$ (0.46)	$ (0.29)	$ 1.06
- diluted	$ 0.03	$ (0.30)	$ (0.16)	$ 0.95	$ (0.18)	$ (0.46)	$ (0.29)	$ 0.82
Net income (loss)	$ 2.1	$ (14.9)	$ (6.8)	$ 56.0	$ (8.0)	$ (20.6)	$ (13.0)	$ 48.3
Earnings (loss) per share								
- basic	$ 0.03	$ (0.30)	$ (0.16)	$ 1.23	$ (0.18)	$ (0.46)	$ (0.29)	$ 1.06
- diluted	$ 0.03	$ (0.30)	$ (0.16)	$ 0.95	$ (0.18)	$ (0.46)	$ (0.29)	$ 0.82

[1] Before discontinued operations and extraordinary items

4. Other Matters

4.1 Related Party Transactions

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. The Company purchases crop protection products through a member-owned purchasing cooperative, Inter-provincial Cooperative Limited, which entitles the Company to receive patronage earnings. The Company also sells commodities to Archer Daniels Midland Company, a principal shareholder during the period, and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $68.5 million for the six months ended April 30, 2007 (2006 - $57.7 million) and total purchases from related parties over the same period were $28.2 million (2006 - $24.8 million). At April 30, 2007, accounts receivable from and accounts payable to related parties totaled $4.3 million (2006 - $2.0 million) and $1.2 million (2006 – $1.0 million), respectively.

4.2 Accounting Policy Changes

4.2.1 Financial Instruments

As described in Note 10 of the interim financial statements for the period ending April 30, 2007, effective November 1, 2006, the Company adopted new Handbook Sections: Section 3855, "Financial Instruments – Recognition and Measurement", Section 3861, "Financial Instruments – Disclosure and Presentation", Section 3865, "Hedges" and Section 1530, "Comprehensive Income".

These accounting standards are to be applied to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The new standards provide guidance on the recognition, measurement and classification of financial assets and financial liabilities. All financial instruments, including derivatives, are included on a company's balance sheet and measured either at their fair values or, in circumstances when fair value may not be considered most relevant, at amortized cost or cost. The standards established a new measure of income called comprehensive income. Comprehensive income represents the entire change in the net assets of an entity for a period and has two components – net income and other comprehensive income. The new section provides guidance for reporting items in other comprehensive income which will be included on the Consolidated Balance Sheets as a separate component of shareholders' equity.

The new standards also establish the accounting requirements for hedges. The accounting for a specific hedging relationship depends on its nature. Fair value hedging applies when the change in the fair value of an existing asset or liability attributable to a particular risk is being hedged. The change in the fair value of

both the hedging item and hedged item attributable to the hedged risk is recognized in net income and adjusts the carrying amount of the instruments. Cash flow hedging applies when the variability in cash flows attributable to a particular risk is hedged. The effective portion of the changes in fair value of the derivative is recorded in other comprehensive income until the hedged item affects net income. Any ineffectiveness of designated hedges is recognized immediately in income.

The Company has adopted the new standards on November 1, 2006, with the changes applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the currency translation account of $421,000 to accumulated other comprehensive income. As at November 1, 2006, the Company has recorded adjustments, net of tax, to retained earnings and accumulated other comprehensive income of $912,000 and $1.1 million respectively.

5. Liquidity and Capital Resources

5.1 Sources and Uses

5.1.1 Cash Flow Provided By (Used in) Operations

Cash flow provided by operations improved by $25.6 million for the six months ending April 30, 2007 compared to the same period in 2006, due mainly to improvements in EBITDA, offset in part by the takeover bid response costs. Current income taxes are significantly less than the prevailing tax rate on pre-tax cash flows due to the tax shield provided by capital cost allowance and the Company's loss carry-forwards. Accordingly, current income taxes mainly reflect the taxable position of certain subsidiaries. As noted above in 3.4 "Income Taxes", higher taxes in subsidiaries, offset by the absence of Large Corporation Capital Tax that was accrued in 2006, resulted in a $397,000 increase in current income tax expense to April 30, 2007. Per share calculations for the respective periods as shown below decreased cash flow provided by (increased cash flow used in) operations by the *pro rata* cost of the $1.1 million annual preferred share dividend.

Cash Flow Provided By (Used in) Operations *For the periods ending April 30* *(in thousands - except percentages & per share amounts)* *(Unaudited)*	*Second Quarter* 2007	2006	*Better (Worse)*	*Six Months* 2007	2006	*Better (Worse)*
EBITDA	$ 37,114	$ 17,527	$ 19,587	$ 45,463	$ 14,659	$ 30,804
Add (Deduct):						
Non-cash compensation recovery	483	595	(112)	270	366	(96)
Other non-cash expenses	123	164	(41)	247	328	(81)
Investment tax credits	-	(2,075)	2,075	-	(2,075)	2,075
Distributions from equity investments, net	426	128	298	521	1,505	(984)
Adjusted EBITDA	38,146	16,339	21,807	46,501	14,783	31,718
Takeover bid response costs (Note 12)	(5,399)	-	(5,399)	(8,224)	-	(8,224)
Cash Interest Expense	(11,589)	(14,528)	2,939	(25,298)	(27,815)	2,517
Pre-tax cash flow provided by (used in) operations	21,158	1,811	19,347	12,979	(13,032)	26,011
Current income taxes	(490)	(782)	292	(1,654)	(1,257)	(397)
Currency Translation Account	21	-	21	13	-	13
Cash Flow Provided By (Used in) Operations	$ 20,689	$ 1,029	$ 19,660	$ 11,338	$ (14,289)	$ 25,627
Cash Flow Provided by (Used in) Operations per share	$ 0.34	$ 0.02	1600.0%	$ 0.20	$ (0.33)	160.6%

5.1.2 Non-cash Working Capital

Non-Cash Working Capital *As at April 30 (in thousands)* *(Unaudited)*	2007	2006	*Sources (Uses)*
Non-Cash working capital			
Inventory			
Non-CWB grain inventory	$ 234,870	$ 167,189	$ (67,681)
Seed inputs held for resale	73,365	58,539	(14,826)
Crop nutrition products	195,179	192,789	(2,390)
Crop protection products	234,642	224,654	(9,888)
Other merchandise held for resale	23,827	14,825	(9,002)
	761,783	657,996	(103,787)
Accounts receivable	254,015	200,393	(53,622)
Prepaid expenses	16,292	18,636	2,344
Accounts payable and accrued expenses	(617,231)	(473,177)	144,054
	$ 414,859	$ 403,848	$ (11,011)

Overall inventory levels at April 30, 2007 were $103.8 million higher than the same time last year. The increase in non-CWB grain inventory was due to both higher physical stocks and higher average commodity values associated with increased non-CWB grain handling activity. The $27.1 million increase in crop inputs inventory is mainly due to higher canola seed inventories to meet pending sales commitments and the timing of purchases and the level of supplier rebates in respect of crop protection inventory. The $9.0 million increase in other inventory represents livestock inventory, of which most is attributable to Hi-Pro.

Accounts receivable at April 30, 2007 increased $53.6 million which reflects increased receivables in the grain segment associated with the higher grain sales activity and the timing of the vessel shipments in the current quarter, higher crop input receivables which mostly reflect the earlier timing of spring sales in the current year and an increase in receivables in the livestock segment (attributable to Hi-Pro). Deposits from customers for spring sales were $137.0 million at April 30, 2007, an increase of $60.4 million compared to the same time last year, which together with higher trade payables in CPS, represent the main reason for the increased accounts payable in the current period.

5.1.3 Capital Expenditures, Acquisitions and Divestitures

Capital expenditures of $7.7 million for the six months ended April 30, 2007 decreased by $3.9 million from the same period last year. Individually large capital expenditures include $679,000 for upgrades to the Cascadia terminal, $2.6 million for grain and fertilizer facility and equipment upgrades and $202,000 for feed mill equipment. The Company expects to use cash flow provided by operations to fund between $15 million and $20 million in sustaining capital expenditures (exclusive of acquisitions) in fiscal 2007.

As reported in Note 9 of the interim financial statements for the period ending April 30, 2007, the Company acquired the operating assets of Green Acres Fertilizer Service (Major) Inc., Green Acres Chemical Ltd. (collectively Green Acres) and Kerrobert Agro Services Ltd. effective December 18, 2006. The net consideration for these acquisitions was $4.9 million and the purchase was accounted for using the purchase method, with the results of the operation of these businesses included in the consolidated financial statements from the date of acquisition.

Divestitures for the current quarter and year to date reflect assets sold in the ordinary course of business and are not expected to have a material impact on future operating results.

5.1.4 Contractual Obligations

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations *(in thousands)* *(Unaudited)*		**Principal Payments Due by Period**			
	Total	**Less than 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**After 5 Years**
Balance Sheet Obligations					
Long-term debt	$ 344,194	$ 19,642	$ 44,407	$ 43,230	$ 236,915
Reclamation provision	14,664	7,331	4,702	1,499	1,132
Other long-term obligations	5,280	280	-	-	5,000
	364,138	27,253	49,109	44,729	243,047
Other Contractual Obligations					
Operating leases	67,545	12,561	18,987	10,849	25,148
Purchase obligations [1]	839,507	736,946	102,274	287	-
	907,052	749,507	121,261	11,136	25,148
Total Contractual Obligations	$ 1,271,190	$ 776,760	$ 170,370	$ 55,865	$ 268,195

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

5.2 Debt

5.2.1 Debt Ratings

The Company's debt ratings issued by Standard & Poor's, Dominion Bond Rating Service Limited and Moody's Investors Service are detailed below:

	Revolving Facility	**Senior Secured Facility (Term B Loans)**	**Senior Notes [4]**	**Series 'A' Convertible Preferred Shares**	**Corporate Ratings**
Standard & Poor's [1]	BB+	BB	BB	na	BB
Dominion Bond Rating Service Limited [2]	BB	BB (low)	BB (low)	Pfd-4	na
Moody's Investors Service [3]	Ba3	Ba3	na	na	Ba3

[1] As at May 25, 2007

[2] As at February 21, 2007

[3] As at May 17, 2007

[4] Senior Notes include the A and B notes, the Term Notes held with a U.S. life insurer and the Cascadia Notes. DBRS' rating of the Senior Notes excludes the Cascadia Notes.

As of May 17, 2007, Moody's Investors Services indicated that the Company's ratings remained on review for possible downgrade subject to further review of its combination with SWP and the combined company's post transaction capital structure, timing of the realization of synergies, growth prospects and operating plans. Dominion Bond Rating Service Limited has not changed its "developing" outlook since February 21, 2007.

5.2.2 *Short-term Debt*

Short-term Debt *For the periods ending April 30 (in thousands)* *(Unaudited)*	*Six Months* 2007	2006	Better (Worse)	*Trailing Twelve Months ended* 2007
Cash flow provided by (used in) operations	$ 11,338	$ (14,289)	$ 25 627	$ 109,974
Increase in non-cash working capital	(128,447)	(85,839)	(42 608)	(11,010)
Working capital acquired	2,110	-	2 110	10,858
Other non-cash increases in working capital	(757)	(458)	(299)	20,440
	(115,756)	(100,586)	(15 170)	130,262
Net capital expenditures and investments	(18,231)	(24,536)	6 305	(79,573)
Financing activities				
Scheduled debt repayments, net of advances	(11,354)	(21,900)	10 546	43,288
Dividends paid	(4,511)	(3,825)	(686)	(7,235)
Deferred financing and other costs	(1,629)	(737)	(892)	(9,986)
Member and staff loan repayments, net	(1,050)	(1,111)	61	(927)
Share capital issued, net of issue costs	1,012	244	768	1,252
Decrease (increase) in cash on deposit	(13,997)	16,057	(30 054)	(39,968)
Currency translation adjustment	40	-	40	27
Sources (uses) of cash	(165,476)	(136,394)	(29 082)	37,140
Bank loans, beginning of the period	(111,963)	(178,185)	66 222	(314,579)
Bank loans, end of the period	(277,439)	(314,579)	37 140	(277,439)
Member and employee loans	(20,592)	(21,518)	926	(20,592)
Bank and other loans	$ (298,031)	$ (336,097)	$ 38 066	$ (298,031)
Revolving Credit Facility:				
Outstanding letters of credit	$ 56,292	$ 67,999	$ 11 707	
Available uncommitted short-term revolving facility	$ 211,468	$ 113,854	$ 97 614	
Revolving facility	$ 525,000	$ 475,000	$ 50 000	

Bank loans of $277.4 million at April 30, 2007, which includes $29.4 million (2006 – $23.5 million) in borrowings of subsidiaries and joint ventures, were $37.1 million higher than a year earlier, as net uses of cash exceeded sources by $29.1 million.

Non-cash working capital increased $128.4 million over the six months to April 30, 2007 due to seasonal changes in working capital requirements compared to the prior year-end, offset by a $25.6 million improvement in cash flow provided by operations (see 5.1.1 "Cash Flow Provided by (Used in) Operations" on page 13). Net capital expenditures and investments decreased by $6.3 million, with the reduction in sustaining capital expenditures (net of proceeds) of $2.6 million and the $4.6 million decrease in other assets, offset by a $860,000 increase in expenditures for new business acquisitions.

Under the terms of the Company's loan agreements, scheduled long-term debt repayments decreased by $10.5 million during the quarter. A $14.0 million increase in cash and cash equivalents is due mainly to the Company's $20 million deposit in respect of the finite layer of its integrated insurance program and an increase in cash held by its subsidiaries and joint ventures pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders and joint venture parties, offset by a reduction in cash held by the Company. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries.

The Company's outstanding letters of credit at April 30, 2007 decreased by $11.7 million compared to April 30, 2006, due mainly to the reduction of credit security provided in support of the Company's grain volume insurance program and the release of credit security for electronic data interchange and other wire payments. The remaining outstanding letters of credit are issued in the normal course of business in support

of debt related to the Company's interest in the Cascadia Terminal and trading activities on the Winnipeg Commodity Exchange.

The Company's available uncommitted short-term revolving facility (excluding debt of subsidiaries and joint ventures) at April 30, 2007 increased by $97.6 million to $211.5 million as a result of an increase in the Company's revolving credit facility by $50.0 million, a reduction of $11.7 million in outstanding letters of credit and a reduction in bank loans of $35.8 million. Based on the underlying borrowing base, $525 million was available on the short-term facility at April 30, 2007, compared to $475 million at the same time last year.

Cash flow provided by operations of $110.0 million for the twelve months ended April 30, 2007 exceeded the $26.6 million invested in net capital expenditures, investments and other assets (excluding capital expenditures for acquisitions of $53.0 million which were financed primarily with long-term debt) by $83.4 million. Scheduled principal repayments on long-term debt and shareholder dividends totaled $39.2 million over the same period.

Management believes that cash flow from operations and the existing credit facilities will continue to provide the Company with sufficient financial resources to fund its expected working capital requirements, planned capital expenditure program and financing and debt servicing requirements for the foreseeable future. This expectation is predicated on the Company's expectation of future commodity and crop input prices, the expected turnover of inventory and accounts receivable components of working capital and the continued support of the Company's lending group (see "Forward-Looking Information", above). However, as a result of the replacement of its annual short-term facility with a three year committed facility in September, 2006, refinancing risk has been substantially addressed. In addition, following the change of control, the Company issued notices of redemption on May 30, 2007 in respect of its outstanding Term Notes, Series A Notes, Series B Notes and Cascadia Series B Notes. The total redemption price for these notes, including prepayment penalties, is about $218 million and will be funded by SWP.

5.3 Off-Balance Sheet Obligations and Arrangements

5.3.1 Pension Plan

At April 30, 2007, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. In 2006, the Office of the Superintendent of Financial Institutions ("OSFI") approved the Company's amalgamation application to combine two of the defined benefit plans, such that the new combined plan will be in a net surplus position. The Company has also applied to OSFI to amalgamate another defined benefit plan with a surplus of $10.3 million with a defined benefit plan with a deficit of $4.1 million, which would result in the Company having a second amalgamated defined benefit plan with an aggregate surplus. However, if OSFI were to decline the second amalgamation application, the Company may be required to fund a defined benefit plan deficit over a period of five to 15 years. The Company reported a deferred pension asset of $15.3 million in Other Assets at April 30, 2007. The Company made $387,000 in cash contributions to its defined benefit plans and $3.1 million in cash contributions to the defined contribution and multi-employer plans for the quarter ended April 30, 2007 (compared to the pension expense of $2.3 million recorded in the financial statements).

5.3.2 Agricore United Financial and Unifeed Financial

AU Financial provides working capital financing, through a Canadian Schedule I chartered bank, for producers to purchase the Company's crop nutrition products, crop protection products and seed. Outstanding credit of $131.5 million at April 30, 2007 advanced through AU Financial increased from outstanding credit of $82.4 million at the same date last year, largely due to the earlier spring sales season. About 83% of outstanding credit is related to AU Financial's highest credit rating categories, a modest increase compared to about 82% at the same date last year. The Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio.

Unifeed Financial provides additional working capital financing through a Canadian Schedule I chartered bank for livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. The customer base for Unifeed Financial tends to be smaller with individually larger average credit balances than AU Financial. Unifeed Financial approved $88.1 million (2006 - $59.6 million) in credit applications of which customers had drawn $50.7 million (2006 - $43.9 million) at April 30, 2007. The increase in credit compared to the prior year reflects the transition of customers from other credit programs previously provided by the Company as well as growth in the portfolio. The Company has indemnified the bank for aggregate credit losses of up to $10.9 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

5.3.3 Securitization Arrangement

The Company has a securitization agreement with an independent trust which permits the Company to sell, on an unlimited basis, an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with an agency contract between the Company and the CWB. Either party may cancel the securitization agreement on 60 days notice. In the event of cancellation, the Company would either seek to establish a new securitization or similar program or finance the amounts due from the CWB through the Company's revolving line of credit.

As at April 30, 2007, the Company had securitized $68.6 million of amounts it is entitled to receive in respect of CWB grain compared with $55.2 million at April 30, 2006. About $10.8 million of receivables remained unsecuritized at April 30, 2007 compared with $3.7 million at April 30, 2006. The increase in securitized amounts at April 30, 2007 compared to the prior year reflects higher commodity prices and a change in the timing and level of CWB activity in the current quarter.

5.4 Market Capitalization

The market capitalization of the Company's 60,189,850 issued and outstanding Limited Voting Common Shares at June 4, 2007 was $1.2 billion or $20.49 per share compared with the Company's book value of $9.86 per share[2] ($9.84 per share fully diluted) at April 30, 2007. The issued and outstanding Limited Voting Common Shares at June 4, 2007, together with securities convertible into Limited Voting Common Shares, are summarized in the following table:

As at June 4, 2007 *(Unaudited)*	
Issued and outstanding Limited Voting Common Shares	60,189,850
Securities convertible into Limited Voting Common Shares:	
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	1,104,369
Stock Options	-
	61,294,219

5.5 Financial Ratios

The Company's total funded debt (excluding the Debentures in the prior comparative period), net of cash, of $575.6 million at April 30, 2007 decreased by $40.7 million compared to the same date last year as scheduled repayments of long-term debt as noted above under "3.3 Interest and Securitization Expenses" and cash flow provided by operations exceeded dividends, financing expenses, sustaining investment in property, plant, equipment and other assets and increased investment in non-cash working capital. The Company's average funded debt, net of cash, was $494.4 million for the twelve months ended April 30, 2007 (2006 - $485.9 million) compared to $498.0 million for the twelve months ended October 31, 2006.

Financial Ratios *(in thousands - except percentages and ratios)* *(Unaudited)*	*As at April 30* **2007**	 2006	*Better (Worse)*	*Trailing Twelve Months ended April 30* **2007**	 2006	*Better (Worse)*
Funded debt (excluding the Debentures), net of cash	**$ 575,568**	$ 616,277	*$ 40,709*	**$ 494,407**	$ 485,954	*$ (8,453)*
EBITDA				**$ 171,440**	$ 121,766	*$ 49,674*
Ratios						
Current Ratio	**1.18 x**	1.07 x	*0 11 pt*			
Net Funded Debt to Capitalization	**49.2%**	52.2%	*3 1 pt*	**45.1%**	45.3%	*0 2 pt*
Earnings based Ratios						
EBITDA to Fixed Charges				**1.64 x**	1.02 x	*0 62 pt*
Average Net Debt to TTM EBITDA				**2.88 x**	3.99 x	*1 11 pt*

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in short-term debt used to finance working capital requirements, reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, as well as price volatility in the commodities handled, all of which cannot be financed entirely with trade credit. The Company's leverage ratio typically declines to its lowest quarterly level at July 31, representing the Company's core non-seasonal level of working capital. Measured on an average trailing

---

[2] *Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A Preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A Preferred shares and executive stock options had been fully converted.*

twelve-month basis, the Company's leverage ratio declined to 45.1% for the period ended April 30, 2007 from 45.3% for the twelve months ended April 30, 2006. The Company's leverage ratio of 45.1% at April 30, 2007 is also lower than the 45.8% reported for the twelve months ended October 31, 2006. Additionally, the Company's EBITDA to Fixed Charge ratio has improved significantly, increasing to 1.64 for the twelve months ended April 30, 2007, compared to 1.02 and 1.17 for the twelve months ended April 30, 2006 and October 31, 2006, respectively.


Net Funded Debt to Capitalization
Trailing Twelve Month ("TTM") Average
59.0%
53.0%
47.0%
41.0%
35.0%
Oct-01
Apr-02
Oct-02
Apr-03
Oct-03
Apr-04
Oct-04
Apr-05
Oct-05
Apr-06
Oct-06
Apr-07


Net Funded Debt to Capitalization
55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
Average
Leverage (Net Debt/Capitalization)

6. Outlook

In addition to other sections of the Company's report, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, see "Forward-Looking Information" on page 3 of this report.

Statistics Canada survey of seeding intentions released on April 24, 2007 forecast that the total area to be seeded to grains and oilseeds in 2007 is estimated to increase from the prior year, with summerfallow estimated to fall to a modern day record low. In western Canada, areas seeded to canola, barley, oats, peas and durum wheat are expected to increase by about 13% over the prior year, while areas seeded to spring wheat, and flaxseed are projected to decline by about 17% compared to 2006. Projected acres dedicated to canola are estimated to rise almost 12%, which should have a complementary positive impact on the volume of the Company's canola seed sales. The Company is Canada's largest exporter of canola and a significant retailer of canola seed products in western Canada.

On May 29, 2007, Agriculture and Agri-Food Canada ("AAFC") released its outlook for Canadian grains and oilseeds and is forecasting production for western Canada to increase only slightly in 2007, to 49.2 million tonnes, near the long term average, while total carry-out stocks are forecast to fall by about 9%.

During the quarter, the Government of Canada held a plebiscite on the future of marketing for malting barley and export feed barley. A majority of farmers, 62.2 percent, voted in favour of increased marketing choice in barley. The Government of Canada has published for comment draft regulations that would give farmers the choice of marketing malting barley and export barley either through the Canadian Wheat Board or through other marketing channels. The comment period on the draft regulatory changes ended on May 21, 2007. The implementation date for the change, included in the draft regulations, is August 1, 2007. If changes to the regulations are made, the Company is well positioned with end-use markets and has strong connections for feed barley in Japan.

Total retail sales in CPS were about $512 million for the fiscal period to May 29, 2007 compared to $454 million for the same period of the prior year. Overall margins are also higher than the prior year, primarily

due to the strong recovery in crop nutrition margins in 2007 as fertilizer prices continue to be driven by both higher commodity prices and a tightening of supply to support increasing corn production in the U.S. for ethanol production.

In the Company's livestock services segment, Hi-Pro's continuing contribution is expected to further improve operating results over the course of the fiscal period. While not necessarily indicative of future performance, the pro-forma trailing twelve month EBITDA to April 30, 2007, adjusted to give effect to the pre-acquisition EBITDA of Hi-Pro for the three and a half months to August 14, 2006, would add another $2.6 million of EBITDA to the livestock segment results.

On May 9, 2007, the Company announced that the Board of Directors of the Company had agreed to support a revised all cash offer from SWP to acquire all of the Limited Voting Common Shares of AU for $20.50 per share. Under the offer, holders of Series A convertible preferred shares of AU would also receive $24.00 in cash per share (plus accrued and unpaid dividends). On the same day, the amended and restated acquisition agreement entered into between AU and JRI on April 19, 2007 (the "JRI Acquisition Agreement"), which provided for JRI's offer to acquire the Limited Voting Common Shares of AU at a price of $19.25 per share, was terminated. JRI also waived its "right to match" the revised SWP offer. Accordingly, as per the terms of the JRI Acquisition Agreement, the Company paid a termination fee of $35 million to JRI on May 11, 2007.

On May 29, 2007, SWP announced that it had taken up more than 75% of the issued and outstanding Limited Voting Common Shares of the Company. It is anticipated that the Company will be continued under the Canada Business Corporation Act on June 13, 2007 and that any remaining shares will be acquired under a Plan of Arrangement on or about June 15, 2007. Subsequent to the closing of these transactions, the Company will be de-listed from the Toronto Stock Exchange.

Use of Non-GAAP Terms

Earnings before interest, taxes, depreciation and amortization, takeover bid response costs, gains or losses on asset disposals, loss on settlement of swap, discontinued operations net of tax and unusual items ("EBITDA") and earnings before interest, taxes, takeover bid response costs, gains or losses on asset disposals, loss on settlement of swap, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings, Note 4 to the Consolidated Financial Statements and in the table below. Certain items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or otherwise are not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation to or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity.

Net funded debt is provided to assist investors and is used by management in assessing the Company's liquidity position and is used to monitor how much debt the Company has (excluding the convertible unsecured subordinated debentures) after taking into account the Company's liquid assets such as cash and cash equivalents. A reconciliation of the measures used to calculate net funded debt is provided in the table below. Such measure should not be considered in isolation of or as a substitute for current liabilities, short-term debt, or long-term debt as a measure of the Company's indebtedness.

Average net debt to EBITDA is provided to assist investors and is used by management in order to assess the Company's liquidity position and monitor the Company's debt obligations relative to its annualized EBITDA. Average net debt is calculated by dividing the average net debt as at such date by the EBITDA for the trailing twelve month period ending on such date. Average net debt as at such dates is calculated by taking the sum of the net funded debt (calculated as noted above) as at the end of each month during the twelve months ending on such date and dividing it by 12. Net funded debt to capitalization is provided to assist investors and is used by management to determine the Company's leverage. The measure is applied net of cash and cash equivalents, as the Company has the ability and may elect to use a portion of cash and cash equivalents to retire debt or to incur additional expenditures without increasing debt. EBITDA to fixed charges is provided to assist investors and is used by management in order to determine the ability of the Company to service its committed sustaining capital needs and financial obligations from EBITDA. A reconciliation of each of these measures is provided in the table below.

Such measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP Terms, Reconciliations and Calculations
(in thousands - except percentages and ratios)
(Unaudited)

	2007	2006	Better (Worse)
For the trailing twelve months ending April 30:			
Gross profit and net revenue from services	$ 512,528	$ 456,052	12.4%
Operating, general and administrative expenses	(341,088)	(334,286)	(2.0%)
EBITDA	$ 171,440	$ 121,766	40.8%
Depreciation and amortization	(58,597)	(58,027)	(1.0%)
EBIT	$ 112,843	$ 63,739	77.0%
For the period ended April 30:			
Bank and other loans	$ 298,031	$ 336,097	11.3%
Current portion of long-term debt	19,642	43,504	54.9%
Long-term Debt	318,413	257,209	(23.8%)
Cash and cash equivalents	(60,518)	(20,533)	194.7%
Net Funded Debt	$ 575,568	$ 616,277	6.6%
Average Net Debt (Monthly Net Funded Debt/12)	$ 494,407	$ 485,954	(1.7%)
Average Net Debt to EBITDA	2.88 x	3.99 x	1.11 pt
Net Funded Debt	$ 575,568	$ 616,277	6.6%
Convertible Debentures	-	105,000	100.0%
Shareholders' Equity	595,449	459,567	(29.6%)
Capitalization	$ 1,171,017	$ 1,180,844	0.8%
Net Funded Debt/Capitalization	49.2%	52.2%	3.0 pt
Property, plant and equipment expenditures	$ 17,233	$ 24,960	31 0%
Proceeds from disposal of property, plant and equipment	(3,655)	(6,214)	(41.2%)
Scheduled long-term debt repayments	32,022	39,966	19.9%
Interest and securitization expenses	52,329	50,958	(2.7%)
Non-cash interest expense (Note 10)	(1,017)	-	-
Dividends paid	7,235	6,547	(10.5%)
Current income taxes	605	3,633	83.3%
Fixed Charges	$ 104,752	$ 119,850	12.6%
EBITDA to Fixed Charges (EBITDA/Fixed Charges)	1.64	1.02	0.62 pt

Consolidated Balance Sheets

As at April 30 (in thousands)	**2007** *(Unaudited)*	2006 *(Unaudited)*	October 31, 2006
ASSETS			
Current Assets			
Cash and cash equivalents	**$ 60,518**	$ 20,533	$ 46,493
Accounts receivable (Note 5)	**254,015**	200,394	188,760
Inventories	**761,783**	657,996	407,457
Prepaid expenses	**16,292**	18,636	10,884
Future income taxes	**21,809**	17,551	23,333
	1,114,417	915,110	676,927
Property, Plant and Equipment	**640,879**	646,088	658,674
Other Assets	**70,446**	83,558	68,823
Goodwill	**33,030**	21,189	32,812
Intangible Assets	**19,273**	17,170	19,316
Future Income Taxes	**14,299**	31,304	4,554
	$ 1,892,344	$ 1,714,419	$ 1,461,106
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans	**$ 298,031**	$ 336,097	$ 133,605
Accounts payable and accrued expenses	**617,231**	473,177	320,689
Dividends payable	**2,372**	1,362	2,467
Current portion of long-term debt	**19,642**	43,504	21,932
Future income taxes	**3,337**	2,116	8
	940,613	856,256	478,701
Long-term Debt	**318,413**	257,209	334,301
Convertible Debentures (Note 11)	**-**	105,000	105,000
Other Long-term Liabilities	**35,785**	35,928	33,639
Future Income Taxes	**2,084**	459	4,862
Shareholders' Equity			
Share capital (Note 7)	**567,110**	460,567	460,807
Contributed surplus	**2,332**	2,171	2,037
Accumulated other comprehensive income (loss)	**2,011**	-	(421)
Retained earnings (deficit)	**23,996**	(3,171)	42,180
	595,449	459,567	504,603
	$ 1,892,344	$ 1,714,419	$ 1,461,106

Consolidated Statements of Earnings

For the periods ended April 30 (in thousands, except per share amounts) *(Unaudited)*	Second Quarter 2007	Second Quarter 2006	Six Months 2007	Six Months 2006
Sales and revenue from services (Note 4)	**$ 814,555**	$ 569,815	**$ 1,524,303**	$ 1,114,200
Gross profit and net revenue from services (Note 4)	**122,693**	95,681	**213,650**	175,281
Operating, general and administrative expenses (Note 4)	**(85,579)**	(78,154)	**(168,187)**	(160,622)
Earnings before the undernoted (Note 4)	**37,114**	17,527	**45,463**	14,659
Depreciation and amortization (Note 4)	**(13,943)**	(13,916)	**(27,960)**	(28,058)
	23,171	3,611	**17,503**	(13,399)
Takeover bid response costs (Note 12)	**(5,399)**	-	**(8,224)**	-
Gain (loss) on disposal of assets	**(1,932)**	460	**(1,428)**	18
Interest and securitization expenses	**(11,752)**	(14,528)	**(26,315)**	(27,815)
	4,088	(10,457)	**(18,464)**	(41,196)
Recovery of (provision for) income taxes				
Current portion	**(490)**	(782)	**(1,654)**	(1,257)
Future portion	**(1,538)**	3,222	**7,262**	13,838
Net earnings (loss) for the period	**$ 2,060**	$ (8,017)	**$ (12,856)**	$ (28,615)
Basic and diluted earnings (loss) per share (Note 1)	**$ 0.03**	$ (0.18)	**$ (0.24)**	$ (0.64)

Consolidated Statements of Shareholders' Equity

(in thousands) *(Unaudited)*	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
As at October 31, 2005	$ 460,323	$ 1,593	$ -	$ 28,167	$ 490,083
Share capital issued	244	-	-	-	244
Stock-based compensation	-	578	-	-	578
Dividends declared	-	-	-	(2,723)	(2,723)
Loss for the period	-	-	-	(28,615)	(28,615)
As at April 30, 2006	460,567	2,171	-	(3,171)	459,567
Share capital issued	240	-	-	-	240
Stock-based compensation	-	(134)	-	-	(134)
Currency translation loss	-	-	(421)	-	(421)
Dividends declared	-	-	-	(3,829)	(3,829)
Net earnings for the period	-	-	-	49,180	49,180
As at October 31, 2006	460,807	2,037	(421)	42,180	504,603
Share capital issued	**106,303**	**(291)**	**-**	**-**	**106,012**
Stock-based compensation	**-**	**586**	**-**	**-**	**586**
Accounting policy change (Note 10)	**-**	**-**	**(1,084)**	**(912)**	**(1,996)**
Other comprehensive income					
Currency translation loss	**-**	**-**	**(151)**	**-**	**(151)**
Cash flow hedge gain, net of tax	**-**	**-**	**227**	**-**	**227**
Trade investments gain, net of tax	**-**	**-**	**3,440**	**-**	**3,440**
Dividends declared	**-**	**-**	**-**	**(4,416)**	**(4,416)**
Loss for the period	**-**	**-**	**-**	**(12,856)**	**(12,856)**
As at April 30, 2007	**$ 567,110**	**$ 2,332**	**$ 2,011**	**$ 23,996**	**$ 595,449**

For the period ended April 30, 2007 comprehensive income is a loss of $10,424,000, comprised of the loss for the period of $12,856,000, and the increase in accumulated other comprehensive income of $2,432,000.

The total of retained earnings and accumulated other comprehensive income is $26,007,000.

Consolidated Statements of Cash Flows

For the periods ended April 30 (in thousands) *(Unaudited)*	*Second Quarter* 2007	*Second Quarter* 2006	*Six Months* 2007	*Six Months* 2006
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net earnings (loss) for the period	$ 2,060	$ (8,017)	$ (12,856)	$ (28,615)
Adjustments for:				
Depreciation and amortization	13,943	13,916	27,960	28,058
Non-cash interest expense (Note 10)	163	-	1,017	-
Employee future benefits	41	235	(316)	(212)
Investment tax credits	-	(2,075)	-	(2,075)
Future income taxes (recovery)	1,559	(3,222)	(7,249)	(13,838)
Equity loss from investments, net of distributions	426	128	521	1,505
Stock-based compensation	442	360	586	578
Loss (gain) on disposal of assets	1,932	(460)	1,428	(18)
Other long-term liabilities	123	164	247	328
Cash flow provided by (used in) operations	20,689	1,029	11,338	(14,289)
Changes in non-cash working capital	16,286	(10,774)	(127,094)	(86,296)
	36,975	(9,745)	(115,756)	(100,585)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions, net of cash acquired (Note 9)	-	(2,296)	(4,850)	(3,990)
Property, plant and equipment expenditures	(4,125)	(6,319)	(7,746)	(11,607)
Proceeds from disposal of property, plant and equipment	46	2,601	1,471	2,735
Increase in other assets	(3,502)	(367)	(7,106)	(11,674)
	(7,581)	(6,381)	(18,231)	(24,536)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in bank and other loans	(54,124)	11,195	164,466	135,282
Proceeds from long-term debt	-	(4)	2,850	21
Long-term debt repayments	(2,145)	(7,393)	(14,204)	(21,921)
Deferred financing expenditures	(320)	(552)	(618)	(557)
Decrease in other long-term liabilities	(285)	(113)	(1,011)	(180)
Share capital issued	797	165	1,012	244
Dividends paid	(2,044)	(1,361)	(4,511)	(3,825)
	(58,121)	1,937	147,984	109,064
CHANGE IN CASH AND CASH EQUIVALENTS	(28,727)	(14,189)	13,997	(16,057)
Cash and cash equivalents at beginning of period	89,246	34,722	46,493	36,590
Cash impact on currency translation account	(1)	-	28	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 60,518	$ 20,533	$ 60,518	$ 20,533
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments of interest	$ (11,460)	$ (12,834)	$ (28,758)	$ (27,806)
Cash payments of taxes	$ (1,465)	$ (876)	$ (2,399)	$ (3,768)

Notes to the Consolidated Financial Statements

(Unaudited)

1. Earnings Per Share

For the six months ended April 30		2007			2006	
(in thousands, except per share amounts - unaudited)	Amount	Shares	Per Share	Amount	Shares	Per Share
Loss for the period	$ (12,856)			$ (28,615)		
Less:						
Preferred share dividend	(552)			(552)		
Basic and diluted loss per share	$ (13,408)	54,878	$ (0.24)	$ (29,167)	45,383	$ (0.64)

For the second quarter ended April 30		2007			2006	
(in thousands, except per share amounts - unaudited)	Amount	Shares	Per Share	Amount	Shares	Per Share
Net earnings (loss) for the period	$ 2,060			$ (8,017)		
Less:						
Preferred share dividend	(276)			(276)		
Basic earnings (loss) per share	$ 1,784	59,264	$ 0.03	$ (8,293)	45,394	$ (0.18)
Add :						
Executive stock options		478			-	
Diluted earnings (loss) per share	$ 1,784	59,742	$ 0.03	$ (8,293)	45,394	$ (0.18)

Basic earnings per share is derived by deducting the pro rata share of annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the period. The effect of potentially dilutive securities (preferred shares, convertible unsecured subordinated debentures (prior to the conversion and redemption on January 10, 2007) and "in-the-money" executive stock options) are excluded if they are anti-dilutive.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2006 annual consolidated financial statements except as described in Note 10. All amounts are reported in Canadian dollars unless specifically stated to the contrary. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended October 31, 2006.

3. Seasonal Nature of Business

The Company's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of Crop Production Services products (seed, crop nutrients and crop protection products) peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services feed sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of either Crop Production Services or Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

4. Segment Information

For the periods ended April 30 (in thousands) *(Unaudited)*	*Second Quarter* **2007**	*Second Quarter* 2006	*Six Months* **2007**	*Six Months* 2006
SALES AND REVENUE FROM SERVICES				
Grain Handling	$ **573,517**	$ 411,183	$ **1,113,912**	$ 837,886
Crop Production Services	**134,228**	94,147	**189,054**	146,835
Livestock Services	**116,430**	71,974	**238,402**	143,286
Financial Markets	**1,309**	1,562	**3,809**	3,988
	825,484	578,866	**1,545,177**	1,131,995
Less: Intersegment Sales*	**(10,929)**	(9,051)	**(20,874)**	(17,795)
	$ **814,555**	$ 569,815	$ **1,524,303**	$ 1,114,200
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	$ **65,866**	$ 61,111	$ **124,602**	$ 115,493
Crop Production Services	**35,083**	19,260	**43,978**	27,560
Livestock Services	**20,435**	13,748	**41,261**	28,240
Financial Markets	**1,309**	1,562	**3,809**	3,988
	$ **122,693**	$ 95,681	$ **213,650**	$ 175,281
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES				
Grain Handling	$ **(33,110)**	$ (36,638)	$ **(68,922)**	$ (75,651)
Crop Production Services	**(24,897)**	(23,266)	**(47,413)**	(47,306)
Livestock Services	**(12,551)**	(8,683)	**(25,865)**	(17,839)
Financial Markets	**(166)**	137	**(1,300)**	(1,388)
Corporate	**(14,855)**	(9,704)	**(24,687)**	(18,438)
	$ **(85,579)**	$ (78,154)	$ **(168,187)**	$ (160,622)
EBITDA				
Grain Handling	$ **32,756**	$ 24,473	$ **55,680**	$ 39,842
Crop Production Services	**10,186**	(4,006)	**(3,435)**	(19,746)
Livestock Services	**7,884**	5,065	**15,396**	10,401
Financial Markets	**1,143**	1,699	**2,509**	2,600
Corporate	**(14,855)**	(9,704)	**(24,687)**	(18,438)
	$ **37,114**	$ 17,527	$ **45,463**	$ 14,659
DEPRECIATION AND AMORTIZATION				
Grain Handling	$ **(6,793)**	$ (6,711)	$ **(13,599)**	$ (13,444)
Crop Production Services	**(4,275)**	(4,769)	**(8,657)**	(9,574)
Livestock Services	**(1,673)**	(968)	**(3,343)**	(1,956)
Financial Markets	**(186)**	(74)	**(352)**	(166)
Corporate	**(1,016)**	(1,394)	**(2,009)**	(2,918)
	$ **(13,943)**	$ (13,916)	$ **(27,960)**	$ (28,058)
EBIT				
Grain Handling	$ **25,963**	$ 17,762	$ **42,081**	$ 26,398
Crop Production Services	**5,911**	(8,775)	**(12,092)**	(29,320)
Livestock Services	**6,211**	4,097	**12,053**	8,445
Financial Markets	**957**	1,625	**2,157**	2,434
Corporate	**(15,871)**	(11,098)	**(26,696)**	(21,356)
	$ **23,171**	$ 3,611	$ **17,503**	$ (13,399)
*INTERSEGMENT SALES				
Grain Handling	$ **(10,885)**	$ (9,051)	$ **(20,792)**	$ (17,795)
Crop Production Services	**(44)**	-	**(82)**	-
	$ **(10,929)**	$ (9,051)	$ **(20,874)**	$ (17,795)

5. Securitization

At April 30, 2007, grain held for the account of the Canadian Wheat Board is reported net of securitized amounts of $68.6 million (2006 - $55.2 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at April 30, 2007 (in thousands) *(Unaudited)*		
Proceeds from new securitizations	$	77,000
Proceeds from collections not reinvested	$	(8,439)

The net cost of these transactions is included in interest and securitization expenses in the Consolidated Statements of Earnings.

6. Bank and Other Loans

On April 16, 2007, XCAN Far East Ltd, a wholly-owned Japanese subsidiary of the Company, replaced its U.S.$10 million revolving credit facility which matured on March 31, 2007, with a U.S.$15 million revolving credit facility at 0.75% per annum over London Interbank Offer Rate maturing February 29, 2008. The revolving credit facility is secured by a stand-by Letter of Credit as well as the underlying security described in Note 8 of the October 31, 2006 annual consolidated financial statements.

7. Share Capital

The table below summarizes the issued and outstanding Limited Voting Common Shares and securities convertible into Limited Voting Common Shares:

As at April 30 *(Unaudited)*	**2007**	2006
Issued and outstanding Limited Voting Common Shares	**59,307,363**	45,394,833
Securities convertible into Limited Voting Common Shares:		
Series A Convertible Preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,369**	1,104,369
Stock options	**872,207**	1,055,653
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount (Note 11)	**-**	14,000,000
	61,283,939	61,554,855

As at April 30, 2007, the Company had reserved 270,613 Limited Voting Common Shares (2006 – 179,980) for granting under the Executive Stock Option Plan and 55,971 Limited Voting Common Shares (2006 – 82,923) for granting under the Directors' Share Compensation Plan.

Stock options outstanding at April 30, 2007 have a range of exercise prices from $7.10 to $11.50 and a weighted average life of 5.92 years.

For the six months ended April 30, 2007 *(Unaudited)*	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the period	1,047,140	$ 9.15
Exercised	(68,813)	9.70
Expired	(82,120)	10.20
Forfeited	(24,000)	7.65
Outstanding at end of period	872,207	$ 9.04
Exercisable at end of period	697,511	$ 9.39

8. Commitments, Contingencies and Guarantees

a) ***Letters of Credit*** – The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from May 2007 to August 2008. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at April 30, 2007, the outstanding letters of credit were $56.3 million (2006 - $68.0 million).

b) ***Indemnification of Accounts Receivable*** – Under the terms of an agreement with a Canadian Schedule I chartered bank (as described in Note 4 of the October 31, 2006 annual consolidated financial statements), the Company indemnifies the bank for 50% of future losses under Agricore United Financial ("AU Financial") to a maximum limit of five percent of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at April 30, 2007, the Company has provided $5.0 million (2006 - $4.5 million) for actual and expected future losses.

Under the terms of an agreement with a Canadian Schedule I chartered bank (as described in Note 4 of the October 31, 2006 annual consolidated financial statements), the Company indemnifies the bank for credit losses under Unifeed Financial based on the first 20% to 33% of new credit issued on an individual account, dependant on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to five percent on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at April 30, 2007, the Company has provided $472,000 (2006 - $393,000) for actual and expected future losses.

c) ***Loan Guarantees*** – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at April 30, 2007, the current outstanding balance of these guarantees was $3.2 million (2006 - $3.6 million). These guarantees reduce as the underlying loans are repaid and expire between 2009 and 2014.

9. Business Acquisitions

Effective December 18, 2006, the Company purchased the operating assets of Green Acres Fertilizer Service (Major) Inc., Green Acres Chemicals Ltd. and Kerrobert Agro Services Ltd. The results of operations of these businesses are included in the consolidated financial statements from the date of acquisition. As the asset purchases have recently been completed, the purchase price allocation between goodwill and intangible assets will be finalized in a subsequent period. The transactions are summarized as follows:

For the six months ended April 30, 2007 (in thousands)
(Unaudited)

Net assets acquired:		
Accounts receivable	$	1,227
Inventories		883
Property, plant & equipment		2,387
Goodwill and intangibles		353
Cash consideration	$	4,850

10. Accounting Policy Changes

Financial Instruments/ Hedges/ Comprehensive Income - Effective November 1, 2006, the Company adopted Canadian Institute of Chartered Accountants *Section 3855*, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; Section 3865, Hedges; and Section 1530, Comprehensive Income.

These changes in accounting policy were applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the currency translation account of $421,000 to accumulated other comprehensive income. As at November 1, 2006, the Company has recorded adjustments, net of tax, to retained earnings and accumulated other comprehensive income of $912,000 and $1,084,000, respectively. The Company reports comprehensive income and its components, net of tax, in the Statements of Shareholders' Equity.

a) ***Significant Accounting Policies*** - The Company initially recognizes financial assets, financial liabilities and derivatives on the balance sheet at fair value. Subsequent to initial recognition, financial instruments are measured at fair value, amortized cost or cost depending on the financial instrument classification.

Financial and non-financial derivative instruments are used by the Company to reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices. In the normal course, the Company does not hold or issue derivative financial instruments for derivative trading purposes. Any change in value of derivatives that do not qualify for hedge accounting is reported in earnings.

The Company has a cross currency interest rate swap designated as a fair value hedge and an interest rate swap designated as a cash flow hedge that qualify for hedge accounting and as such, the swaps are documented and subjected to an effectiveness test on a quarterly basis. To the extent that the hedging relationship is effective, a gain or loss arising from the hedged risk in a fair value hedge adjusts the carrying value of the hedged item and is reflected in earnings, offset by a change in the fair value of the underlying derivative. A gain or loss arising from the hedged risk in a cash flow hedge, to the extent that the hedging relationship is effective, is deferred and included in other comprehensive income until such time as the hedged item affects earnings. Any ineffective portion of the gain or loss on the hedging item is recognized immediately in earnings.

Transaction costs, defined as incremental costs directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, adjust the carrying amount of the underlying instrument. These

costs are amortized over the instrument's remaining expected life using the effective interest rate method and are included in interest and securitization expenses.

b) ***Financial Instruments*** - The following table presents the carrying amount and the fair value of the Company's financial instruments and non-financial derivatives. Amortized cost is calculated using the effective interest rate method. Fair value is based on quoted market prices when available. However, when financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

As at April 30, 2007 (in thousands) *(Unaudited)*	Assets (Liabilities) Carried at Cost/Amortized Cost		Assets (Liabilities) Carried at Fair Value
	Carrying Value	Fair Value	Carrying Value
Cash and Cash Equivalents	$ 62,524	$ 62,524	
Foreign Exchange Contracts			$ (2,006)
Accounts Receivable	254,015	254,015	
Other Assets			
Long-term receivables	11,607	11,607	
Trade investments*			7,246
Bank and Other Loans	(298,031)	(298,031)	
Accounts Payable and Accrued Expenses	(626,699)	(626,699)	
Commodity Contracts and Exchange-traded Derivatives			9,468
Dividends Payable	(2,372)	(2,372)	
Current Portion of Long-term Debt	(19,642)	(19,642)	
Long-term Debt	(318,413)	(340,413)	
Other Long-term Liabilities			
Fair value hedging derivative			(1,259)
Cash flow hedging derivative			(1,438)

* *Excludes equity-accounted investments*

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:

- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents, accounts receivable, bank and other loans, accounts payable and accrued expenses, dividends payable and the current portion of long-term debt.
- The fair value of long-term receivables is estimated by discounting the expected future cash flows at market interest rates for loans with similar credit risk.
- Trade investments are valued using active trading market prices, or are carried at cost if the fair value cannot be reliably measured due to the lack of an active trading market.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the risk free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile. Long-term debt with a variable interest rate is carried at cost which reflects fair value as the interest rate is the market rate available to the Company.
- Foreign exchange contracts, commodity contracts and exchange-traded derivatives are valued based on closing market quotations. The fair value of other derivatives is determined using a valuation model that incorporates current market and contractual prices of the underlying instruments, discounted future cash flows, yield curves and volatility factors.

The Company manages risk and risk exposures through a combination of insurance, derivative financial instruments, a system of internal and disclosure controls and sound operating practices. The Company manages interest rate risk and currency risk on borrowings by using a combination of cash instruments, futures, options, forward rate agreements and a mixture of fixed and floating rates. The Company manages exposure to potential credit risk in respect of trade receivables through ongoing credit reviews of all significant contracts and analysis of payment and loss history. The absence of significant financial concentration of such receivables limits its exposure to credit risk. Credit risk exposure is also limited through an arrangement with a Canadian Schedule I chartered bank which provides for limited recourse to the Company for credit losses on accounts receivable under AU Financial and Unifeed Financial.

11. Convertible Unsecured Subordinated Debentures

On November 30, 2006, the Company announced its intention to redeem the 9% convertible unsecured subordinated debentures ("Debentures") on January 10, 2007, prior to which securityholders retained the right to voluntarily convert the Debentures in exchange for Limited Voting Common Shares. Following the conversion and redemption of the Debentures on January 10, 2007, the Debentures were de-listed from the Toronto Stock Exchange. The Company issued 13,780,758 Limited Voting Common Shares in exchange for $105 million principal amount of Debentures and paid $801,000 of accrued interest in cash for the period from November 30, 2006 to the date of voluntary conversion or redemption, as applicable.

12. Takeover Bid Response Costs

For the six months ended April 30, 2007, the Company incurred $8.2 million in financial, legal and shareholder communication costs related to the offers to purchase the Company's outstanding Limited Voting Common Shares and Series A Convertible Preferred shares (Note 14).

13. Sale of Vancouver Terminal

On May 12, 2006, a trustee was appointed to divest the Company's former United Grain Growers Limited Vancouver grain terminal ("Vancouver Terminal") in accordance with a consent agreement ("Consent Agreement") between Agricore United and the Commissioner of Competition dated October 17, 2002. The Consent Agreement was entered into in connection with the merger of United Grain Growers Limited and Agricore Cooperative Ltd. to form Agricore United and required the Company to divest a terminal at the Port of Vancouver.

On April 18, 2007, the Company announced it had agreed to sell the Vancouver Terminal assets for $18 million to Terminal West Ltd. effective June 30, 2007. To reflect the fair value of the assets the Company recorded an impairment loss of $1.6 million included in gain (loss) on disposal of assets in the Consolidated Statements of Earnings.

The Company may have obligations under its lease and surrender agreement with the Vancouver Port Authority with respect to soil and groundwater conditions at its Vancouver Terminal site. Investigations into groundwater conditions are in process and it is not yet known if remedial action will be necessary. As such, potential costs cannot be determined.

The Company is contingently liable for termination severance payments to certain employees. The occurrence of the confirming events is not determinable.

14. Subsequent Events

a) **Change of Control** - On May 9, 2007, the Company announced that the Board of Directors of the Company had agreed to support a revised all cash offer from Saskatchewan Wheat Pool ("SWP") to acquire all outstanding Limited Voting Common Shares of the Company for $20.50 per share and an offer to acquire all of the Series A Convertible Preferred shares for $24.00 per share plus accrued and unpaid dividends.

On May 9, 2007, the Company terminated the Amended and Restated Acquisition Agreement with James Richardson International Limited ("JRI"), whereby JRI offered to acquire the Limited Voting Common Shares of the Company for $19.25 per share. In accordance with the terms of the agreement, the Company paid a termination fee of $35 million to JRI on May 11, 2007.

On May 29, 2007, SWP announced it had taken-up more than 75% of the issued and outstanding Limited Voting Common Shares of the Company, effecting a change of control of the Company. Pursuant to the Acquisition Agreement dated May 9, 2007 between the Company and SWP, the Company will hold two special meetings of holders of Limited Voting Common Shares on June 13, 2007 to consider continuance of the Company under the Canada Business Corporations Act and a Plan of Arrangement ("Arrangement") involving the Company and its securityholders whereby the remaining shares will be acquired by SWP. As SWP holds sufficient shares to approve the continuance and Arrangement it is anticipated these will be completed on or about June 15, 2007. Upon completion of the Arrangement, the Company will become a wholly-owned subsidiary of SWP and will be de-listed from the Toronto Stock Exchange.

On May 29, 2007, the Company paid additional takeover bid response costs of $7.6 million to its financial advisors.

b) **Bank and Other Loans and Long-Term Debt** - On May 25, 2007, the Company received consent from its lenders to extend the Company's revolving bank loan facility and the Term B Loan, respectively, on the same terms as described in Notes 8 and 9 of the October 31, 2006 annual consolidated financial statements to the earlier of August 31, 2007 and the amalgamation of the Company and SWP. The lenders also consented to increasing the revolving bank loan facility from $300 million to $400 million during this period.

Following the change of control of Agricore United, on May 30, 2007 the Company issued notices of redemption for all of the outstanding Term Notes, Series A Notes, Series B Notes and Cascadia Series B Notes. The aggregate redemption price of the Notes including prepayment penalties is about $218 million.

c) **Contingent Liabilities arising from a Change of Control** - The Company is contingently liable under retention agreements with certain executives and employees for payment of termination benefits upon a change of control and termination for reasons other than cause, as defined in the agreements, within a specified period. While a change of control has occurred the likelihood of the confirming events is not determinable.

The Company, its subsidiaries and other entities in which it owns an interest are parties to various financing and operational contracts, some of which may provide a right of termination or other remedy in favour of third parties upon occurrence of a change of control. Due to the extent of such arrangements and the uncertainty whether these provisions will be exercised, the occurrence of the confirming events is not determinable.

d) **Share Capital and Stock-Based Compensation** - Under the terms of the Executive Stock Option Plan the unvested stock options became exercisable immediately prior to the change of control. On May 28, 2007, 801,982 options, representing all of the issued and outstanding options, were exercised. The

vesting of Restricted Stock Units was accelerated by the change of control and the obligation related to the 835,027 Restricted Stock Units outstanding was settled by the Company immediately thereafter.

15. Future Accounting Policy Changes

The Accounting Standards Board of the CICA recently issued Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation, all applicable for annual or interim periods beginning on or after October 31, 2007. Section 1535 introduces new disclosure requirements surrounding an entity's objectives, policies and processes for managing capital. Sections 3862 and 3863 build on Section 3861 and provide presentation and disclosure requirements for financial instruments.

16. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current period presentation.

Supplementary Shareholder Information

For the periods ended April 30 *(Unaudited)*	*Second Quarter*		*Six Months*	
Trading Activity *(on Toronto Stock Exchange)*	**2007**	2006	**2007**	2006
Limited Voting Common Shares *(Symbol: AU.LV)*				
High	**$ 20.70**	$ 8.99	**$ 20.70**	$ 8.99
Low	**$ 11.75**	$ 7.33	**$ 8.08**	$ 6.40
Close	**$ 20.33**	$ 8.20	**$ 20.33**	$ 8.20
Volume	**16,098,373**	2,717,518	**25,960,310**	6,803,708
Series A Preferred shares *(Symbol: AU.PR.A)*				
High	**$ 24.00**	$ 16.20	**$ 24.00**	$ 16.20
Low	**$ 20.35**	$ 15.10	**$ 15.70**	$ 14.75
Close	**$ 23.86**	$ 15.67	**$ 23.86**	$ 15.67
Volume	**70,690**	9,753	**126,888**	18,113
9% convertible unsecured subordinated debentures *(Symbol: AU.DB)*				
High (per $100 principal)	**$ -**	$ 119.01	**$ 162.00**	$ 120.95
Low (per $100 principal)	**$ -**	$ 108.00	**$ 125.00**	$ 102.01
Close (per $100 principal)	**$ -**	$ 109.86	**$ -** *	$ 109.86
Volume	**-**	302,000	**2,828,000**	2,078,000

As at April 30 *(Unaudited)*		
Book value per share	**$ 9.86**	$ 9.88
Fully diluted book value per share	**$ 9.84**	$ 9.33

** Following the conversion and redemption of the Debentures on January 10, 2007, the Debentures were de-listed from the Toronto Stock Exchange*

Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A Preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A Preferred shares, executive stock options and the Debentures had been fully converted.

END